DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE M
75008 PA

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

07028458

File No. 82-4939

December 3, 2007

SUPPL

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 03 2007
WASH, D.C.
209

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Third quarter results for year 2007, together with a pdf presentation, that was filed with the CNMV on October 29, 2007; and
- Significant Disclosure that was filed with the CNMV on November 8, 2007 informing of the sale by BAA Limited of its subsidiary that owns six Australian airports.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos/mel

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

dw 12/5

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

On this day, BAA Limited ("BAA"), a wholly-owned subsidiary of Airport Development and Investment Limited ("ADI"), which is an indirect subsidiary of Grupo Ferrovial, S.A., has issued a communiqué announcing the sale of its subsidiary that owns all of the group's interests in six Australian airports for 775 million Australian dollars (340 million pounds sterling), equivalent to approximately 495 million euro.

ADI is the company which owns 100% of the capital of BAA; it was incorporated by the members of the Consortium made up of Ferrovial Infraestructuras, S.A., Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd.

Attached to this disclosure is the communiqué issued by BAA in its original English version, with a Spanish translation for information purposes.

Madrid, 8 November 2007

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

BAA completes sale of Australian assets

BAA Limited (which is wholly owned by Airport Development and Investment Limited) has today completed the sale of its wholly owned subsidiary which holds the group's interests in six Australian airports for a consideration of A$775m (£340m).

The group´s Australian airport interests comprise a 19.8% interest in Melbourne and Launceston, 15% interest in Perth, and 10% interests in three Northern Territory airports.

The sale represents a continuation of BAA's strategy to dispose of non-core international assets.

The acquirer is an Australian entity managed by Hastings Fund Management.

Proceeds of the sale will be used to repay debt in accordance with the terms of the ADI financing facilities.

GENERAL	VERSION 5.1.3

Security reference

REPORTING: PERIOD Third quarter **Year** 2007

I. IDENTIFICATION DETAILS OF ISSUER

Company name: GRUPO FERROVIAL, S.A.	
Domicile: CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID	**Tax ID Number:** A-28606556
Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company: Nicolás Villén Jiménez, Chief Financial Officer, by means of a power of attorney certified by the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.	Signature:

A) ADVANCED QUARTERLY RESULTS

(Regarding the consolidated information, only the column applicable based on current standards must be completed).

Units: Thousand euro		PARENT COMPANY		CONSOLIDATED UNDER SPANISH GAAP		CONSOLIDATED UNDER IFRS	
		Current year	Previous year	Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	55,060	45,686			10,864,525	8,620,778
INCOME BEFORE TAX / INCOME BEFORE TAX FROM CONTINUING OPERATIONS (2)	1040	164,222	167,505			752,960	335,644
INCOME FOR THE PERIOD FROM CONTINUING OPERATIONS (3)	4700					886,407	324,149
INCOME FOR THE PERIOD (4)	1044	171,734	167,741			886,407	324,149
Income attributable to outside shareholders / Income for the period attributable to minority interest	2050					-77,568	9,289
INCOME FOR THE PERIOD ATTRIBUTABLE TO THE PARENT COMPANY / INCOME FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	2060					808,839	333,438
ISSUED CAPITAL	0500	140,265	140,265				
AVERAGE NUMBER OF EMPLOYEES	3000	273	243			100,340	85,149

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarised due to the synthetic character of this quarterly information, they must enable investors to form a sufficiently-informed opinion about the activity of the company or its group and the results obtained during the period covered by this quarterly information, as well as the financial and net worth position and other relevant data about the general operations of the company or its group. Comments about the consolidated financial aggregates must be clearly distinguished from those relating to the parent company).

PDF attached

C) BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly. If, in accordance with the applicable standards, there are adjustments and/or restatements in the previous period due to changes in accounting policies, error corrections or changes in the classification of items, the necessary quantitative and qualitative information must be included in this section in order to understand the adjustments and/or restatements.)

To draft the financial information regarding January-September 2006 and 2007 for this report, the same accounting principles, criteria and policies were applied as in the latest financial statements that were approved, i.e. those for 2006.

These criteria are those provided in the accounting regulations applicable to the company:

* Spanish GAAP (Spanish General Accounting Plan), for the parent company information.
* International Financial Reporting Standards adopted by the European Union, for the consolidated information.

Effective 2007, the Company has revised its method for estimating the use of the economic benefits from assets under toll road concession contracts for the purposes of depreciation; whereas it previously applied straight-line depreciation, it now applies an increasing method based on estimates of traffic over the concession period. This change of approach is classified as a change in an accounting estimate under paragraph 25 of IAS 8 and, therefore, must be recognised prospectively in 2007 and subsequent years, without modifying the information for previous years.

In the third quarter of 2007, the change in approach reduced depreciation by 60.3 million euro and increased net income attributable to the majority shareholders by 16.4 million euro.

Because of the sale of the Real Estate division in 2006, that business was classified under "Discontinued Operations" in 2006 in accordance with International Financial Reporting Standards. Consequently, the income statement for January-September 2006 has been restated to record the income from that business line under Discontinued Activities.

The changes in the scope of consolidation in the first nine months of 2007 were as follows:

Airports business:

In February 2007, Ferrovial Aeropuertos, S.A. sold its stake in the company owning the rights to Sydney Airport (20.9% of the latter's capital). As a result of that transaction, Grupo Ferrovial obtained 474.8 million euro in capital gains through that subsidiary.

In June 2007, BAA plc, a subsidiary of Ferrovial Infraestructuras, S.A., sold its 75% of Budapest airport for 1,926.8 million euro, obtaining a capital gain of 172.6 million euro (net impact of 106.3 million euro after minority interests).

Toll road business:

The company SH-130 Concession Company LLC was incorporated, in which Grupo Ferrovial subsidiary Cintra S.A. has a 65% stake. That company will manage the project awarded to the aforementioned subsidiary to operate a toll road in Texas (USA); the project represents an investment of approximately 1.3 billion US dollars.

The company Eurolink Motorway Operation (M3) Ltd. was incorporated; Cintra, S.A. has a 95% stake. That company will manage the M3 toll road in Ireland.

The concession contract for the construction and operation of the Nea Odos, S.A. toll road in Greece (in which Cintra, S.A. has a 33.34% stake) was signed in December 2006. That company has been proportionately consolidated since August 2007.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:
(Include the dividends distributed from the start of the business year.)

		% of par value	Euro per share	Amount (thousand euro)
1. Ordinary shares	**3100**	61.0	0.61	85,511
2. Preference shares	**3110**			
3. Redeemable shares	**3115**			
4. Non-voting shares	**3120**			

Additional information about distributed dividends (interim, supplementary, etc.)
On 28 October 2006, an interim dividend of 34 euro cent per share out of 2006 income was declared. This dividend, which amounted to 47,690,012.62 euro, excluding own shares at the time of payment, was paid on 15 November 2006.

On 30 March 2007, the Shareholders' Meeting of Grupo Ferrovial, S.A. approved a supplementary dividend of 66 euro cent per share (92,574,730.38 euro) out of 2006 income, excluding own shares at the date of the Shareholders' Meeting. That dividend was paid on 16 May.

Consequently, a total dividend of 1 euro per share was distributed out of 2006 income.

On 25 October, the Board of Directors of Grupo Ferrovial, S.A. declared an interim dividend of 38 euro cent per share out of 2007 income.

The dividend will be paid on 15 November 2007.

E) SIGNIFICANT EVENTS (*)

			YES	NO
1.	Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	**3200**	X	
2.	Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	**3210**		X
3.	Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)	**3220**	X	
4.	Increase and decrease in share capital or securities value	**3230**		X
5.	Issuance, redemption or cancellation of debt securities	**3240**		X
6.	Change in Directors or Board of Directors	**3250**	X	
7.	Amendments to the Company Bylaws	**3260**	X	
8.	Change of corporate form, mergers or demergers	**3270**		X
9.	Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group	**3280**		X
10.	Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	**3290**		X
11.	Bankruptcy, protection from creditors, etc.	**3310**		X
12.	Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	**3320**		X
13.	Strategic agreements with domestic or foreign groups (exchanges of cross-holdings, etc.)	**3330**		X
14.	Other significant events	**3340**	X	

Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

Remuneration plans

1. The Board of Directors approved the implementation of a remuneration plan for employees and executives of the companies in the group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the status of executive or head of department or equivalent, comprising the payment of part of the 2006 remuneration in the form of shares of Grupo Ferrovial, S.A., with a maximum of 12,000 euro per person. This Plan was implemented, in practically identical terms, for the 2004 and 2005 remuneration, as disclosed to the CNMV.

2. On 25 October, the Board of Directors approved the implementation of a remuneration programme for executives and similar personal that do not belong to the Management Committee or report to delegate bodies of the Board of Directors, consisting of the delivery of at most 2,000,000 options on shares of Grupo Ferrovial, S.A., i.e. 1.43% of capital stock. Each option corresponds to one share and the strike price will be set on the basis of the share price, i.e. the arithmetic mean of the weighted share prices in the twenty stock market sessions prior to the date on which the options are granted. Beneficiaries must pay a premium per option, which will be determined on the basis of the option strike price that is finally set. The vesting period is three years and the exercise period is five years from the vesting date, provided that certain ratios of EBITDA to net productive assets are attained.

Completion of the sale of 100% of the subsidiary Ferrovial Inmobiliaria

3. The sale of 100% of Ferrovial Inmobiliaria, S.A. to Promociones Habitat, S.A. was completed in the agreed terms after authorisation had been obtained from the Spanish competition authorities. The deal included a commitment by Ferrovial to acquire 20% of Habitat, which holding is subject to a number of call and put options in the terms that were announced in the corresponding regulatory disclosure.

Annual corporate governance report

4. On 23 February, the Board of Directors approved the company's 2006 annual corporate governance report.

Sale of Sydney airport

5. Macquarie Airports exercised its call option on the stake that Ferrovial Aeropuertos S.A., a subsidiary of Ferrovial Infraestructuras S.A., which is in turn a subsidiary of Grupo Ferrovial S.A., owned in the company owning the rights to Sydney Airport, which amounted to 20.9% of capital.

Shareholders' Meeting

6. On 30 March, the Shareholders' Meeting approved, among others, the following resolutions:

• Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group for 2006.

• Allocation of 2006 income, including the distribution of a dividend of 1 euro per share, which, net of the interim dividend already paid, entails the payment of 66 euro cent per share, payable on 16 May 2007.

• Discharge of the Board of Directors from liability for 2006.

• Ratification of the appointment by co-optation of Ms. María del Pino y Calvo Sotelo.

• Reappointment of PriceWaterhouseCoopers Auditores, S.L. as auditors of the Company and its consolidated

group for 2007.

• Amendment of the Bylaws, specifically of article 22 in connection with the composition of the Board of Directors and article 23 in connection with the classes of directors.

• Amendment of the Preamble and articles 5 and 22 of the Shareholders' Meeting Regulation, the latter two in connection with the powers of the Shareholders' Meeting and voting on motions and the casting of votes, respectively.

• Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of up to 12,000 euro of their variable remuneration in the form of shares of the Company.

Sale of Budapest airport.

7. BAA Plc (hereafter "BAA"), a subsidiary of Ferrovial Infraestructuras S.A., both subsidiaries of Grupo Ferrovial S.A., reached an agreement to sell, to a consortium led by Hochtief Airport GmbH, BAA's entire stake in the ordinary capital of Ferihegy airport in Budapest, namely 75% less one (1) share, for an enterprise value (price plus debt) 1.309 billion pounds sterling (equivalent to 1.924 billion euro).

Remuneration plans for BAA executives

8. The Board of Directors approved two remuneration plans for BAA executives that do not report to the Board of Directors of Grupo Ferrovial, S.A. or its delegated bodies, consisting of (1) a Stock Option Plan on shares of Grupo Ferrovial, S.A.; and (2) a Deferred Annual Bonus consisting of the voluntary investment by the executive of a percentage of his/her variable remuneration in shares of Grupo Ferrovial, S.A.; the shares will be delivered to the executive three years later with a number of additional shares which will depend on the attainment of targets. The features of the plan are practically identical to those of the plans disclosed to the CNMV on 3 November 2006.

Changes in the composition of the Board of Directors of Grupo Ferrovial

9. The Board of Directors accepted the resignation of Mr. Fernando del Pino y Calvo-Sotelo as a director of Grupo Ferrovial, S.A.

BAA communiqués about the recommendations of the UK Competition Commission (CC)

10. On 9 August, BAA issued a press release in response to the "Issues Statement" produced by the UK Competition Commission on that same date.

11. On 3 October, BAA and Airport Development and Investment Limited ("ADI"), the company owning 100% of BAA which is comprised of the members of the consortium made up of Ferrovial Infraestructuras, S.A., Caisse de dépôt et placement du Québec y GIC Special Investments Pte Ltd., issued a communiqué updating the information to the current bondholders of BAA on the plans to refinance its debt in the light of the recommendation by the UK Competition Commission ("CC") to the Airports Authority ("CAA") regarding the review of airport fees.

12. On 8 October, ADI and BAA issued a press release clarifying some points of the communiqué indicated under item 10 above.

Interim dividend

13. On 25 October, the Board of Directors declared an interim dividend for 2004 of 38 euro cent gross per share out of 2007 income,

This information was disclosed on 30 January; 20, 26 and 27 February; 30 March; 9 May; and 4 and 29 June; 9

August; 3, 8 and 26 October 2007.

Results

FTSE4Good

January - September 2007

Dow Jones Sustainability Indexes
Member 2007/08

ferrovial

ferrovial January - September 2007 results figures in EUR m

2. ANALYSIS OF THE RESULTS

2.1 Profit and loss account

N.B. due to the disposal of Ferrovial Inmobiliaria on 28 December 2006 and in accordance with international accounting regulations, this activity is now considered to be a "Discontinued Operation". As a consequence, Ferrovial's consolidated 2006 accounts include this business unit only in terms of its net profit contribution. The other figures in the profit and loss account only reflect the operations in Poland.

	Sep-07	Sep-06	Chg (%)
NET REVENUES	**10,864.5**	**8,620.8**	**26.0**
Other revenues	11.5	24.3	-52.9
Total operating revenues	10,876.0	8,645.1	25.8
External and operating expenses	5,677.2	4,968.8	14.3
Personnel expenses	2,839.3	2,184.7	30.0
EBITDA	**2,359.5**	**1,491.6**	**58.2**
EBITDA margin	**21.7%**	**17.3%**	
Period depreciation	846.9	492.9	71.8
Variation in operating provisions		7.8	
Total operating expenses	9,363.3	7,654.1	22.3
EBIT	**1,512.7**	**991.0**	**52.6**
EBIT margin	**13.9%**	**11.5%**	
Financial results	**-1,419.1**	**-709.0**	**-100.1**
Financial result of infraestrucutre proyects	-1,300.7	-663.2	-96.1
Financial result of other companies	-118.4	-45.8	n.s.
Equity-accounted affiliates	13.5	22.0	-38.6
Other income	646.0	31.7	n.s.
EBT	**753.0**	**335.6**	**124.4**
Corporate income tax	133.3	-98.8	234.9
CONSOLIDATED INCOME	**886.4**	**236.8**	**274.3**
Net income from discontinued operations		87.3	n.s.
NET INCOME ATTRIBUTED	**886.4**	**324.2**	**173.5**
Minority interest	-77.6	9.3	n.s.
TOTAL NET INCOME	**808.8**	**333.4**	**142.6**

** Ebitda for the first nine months of 2007 has been calculated as Ebit plus depreciation, provisions excluded. External and operating expenses include now the Variation in operating provisions. The resulting impact on the Ebitda reaches EUR-7.8m.*

ferrovial **January - September 2007 results** figures in EUR m

2.2 Net turnover - Sales

Sales rose 26.0%.

	Sep-07	Sep-06	Chg.(%)
Construction	3,782.7	3,783.1	0.0
Airports	2,962.8	1,086.6	n.s.
Toll Roads & Parks	766.2	639.9	19.7
Services	3,404.1	3,117.6	9.2
Adjustments (*)	-51.2	-6.4	n.s.
Total	10,864.5	8,620.8	26.0

(*)Consolidation adjustments for intercompany sales

Turnover growth was mainly a reflection of:

The incorporation of ***BAA, with its EUR2,933.6m*** sales contribution, within the consolidation perimeter;

The ***organic growth in Services;***

The variation in the ***perimeters of Toll Motorways (EUR93.4m).***

The **percentage breakdown** of the turnover contribution of the various business units was as follows:

	Sep-07	Sep-06
Construction	35%	44%
Airports	27%	13%
Toll Roads & Car Parks	7%	7%
Services	31%	36%

The **geographical breakdown** was as follows:

	Sep-07	%	Sep-06	%	Chg. %
Spain	**3,897.2**	**36%**	**3,767.1**	**44%**	**3.5**
UK	4,533.0	42%	2,519.5	29%	79.9
USA & Canada	833.3	8%	808.7	9%	3.0
Poland	654.3	6%	601.1	7%	8.9
Chile	164.0	2%	209.9	2%	-21.9
Rest of Europe	629.2	6%	595.3	7%	5.7
Other countries	153.5	1%	119.2	1%	28.8
Total International	**6,967.3**	**64%**	**4,853.7**	**56%**	**43.5**
TOTAL	10,864.5	100%	8,620.8	100.0%	26.0

International sales were higher than domestic sales and accounted for 64% of the total. International sales growth reached 43.5% as a reflection of the inclusion within the consolidation perimeter of BAA and the toll motorways (the ITR, the Chilean motorways (Talca-Chillán and del Bosque), as well as the Norte-Litoral in Portugal).

ferrovial January - September 2007 results figures in EUR m

2.3. Staff expenses

This element increased by 30.0% to reach EUR2,839.3m. At September 2007, the average number of employees amounted to 100,340, compared with 85,149 in September last year, an increase driven by the above-mentioned acquisitions.

2.4. EBITDA

EBITDA rose 58.2%, driven by the incorporation of BAA. The consolidated margin (21.7%) was higher than in the same period last year (17.3%), mainly due to the integration of BAA, which operates on a 43.0% margin.

EBITDA includes a provision of EUR45.8m related to equity swap contracts taken out to cover staff share option schemes. This provision has been made because the share price on 30 September was lower than the price on the date when these financial instruments were written. Of the total provision, EUR13.9m has been allocated to the parent company, EUR31.4m to BAA and the rest to Toll Motorways and Car Parks. The share option schemes cover 4.9 million shares.

The breakdown by business area is as follows:

	Sep-07	Sep-06	Chg. %
Construction	255.1	251.9	1.3
Airports	1,258.3	508.9	n.s.
Toll Roads & Car Parks	520.5	430.8	20.8
Services	341.6	299.8	14.0
Others	-16.0	0.4	n.s.
Total	2,359.5	1,491.6	58.2

The contributions made by Airports, Services and Toll Motorways account for 89% of EBITDA. Construction represents only 11%, compared with 17% in the previous financial year.

The inclusion of BAA has resulted in a substantial increase in the weighting of Airports as a percentage of the business mix.

	Sep-07	Sep-06
Construction	11%	17%
Airports	53%	34%
Toll Roads & Parks	22%	29%
Services	14%	20%

The contribution made to EBITDA by activities carried out outside Spain in the first nine months of 2007 amounted to 81%.

The geographical breakdown of EBITDA was as follows:

	Sep-07	%	Sep-06	%	Chg. %
Spain	**444.9**	**19%**	**408.6**	**27%**	**8.9**
UK	1,413.1	60%	622.9	42%	126.9
USA & Canada	289.3	12%	262.8	18%	10.1
Poland	7.6	0%	7.5	1%	1.3
Chile	98.0	4%	84.0	6%	16.7
Rest of Europe	95.9	4%	91.3	6%	5.0
Other countries	10.7	0%	14.5	1%	-26.2
Total International	**1,914.6**	**81%**	**1,083.0**	**73%**	**76.8**
TOTAL	**2,359.5**	**100%**	**1,491.6**	**100%**	**58.2**

2.5. Depreciation

During the current financial year there has been a **significant increase in the figure for amortisation**, mainly due to the contribution from BAA-ADI (EUR540m).

With effect from the 2007 financial year, the company has **revised the criteria by which it estimates the consumption of economic benefits of the assets linked to toll motorway concessions in the context of their amortisation.** These assets are now amortised using assumptions **based on traffic estimates for the concession period** rather than the linear method. This change of method takes into account changes in estimates, in accordance with paragraph 25 of IAS 8, and thus has to be reflected in the 2007 financial year and subsequent years, although without any modification to data published in previous financial years.

In the first nine months of 2007, this change in the method of amortisation has made a difference in this line of the accounts by lowering the figure for amortisation by EUR60.3m, and has made a positive impact on net attributable profits, resulting in an increase in this element of EUR16.4m.

ferrovial January - September 2007 results figures in EUR m

2.6. EBIT

Growth at this level reached 52.6%. The consolidated margin (13.9%) was higher than in the same period last year (11.5%), mainly due to the integration of BAA, where the margin is 24.6%.

	Sep-07	Sep-06	Chg. %
Construction	207.4	194.8	6.5
Airports	714.7	325.0	n.s.
Toll Roads & Car Parks	380.5	279.5	36.1
Services	227.7	193.7	17.6
Adjustments	-17.6	-2.0	n.s.
Total	**1,512.7**	**991.0**	**52.6**

The breakdown by business area is as follows:

	Sep-07	Sep-06
Construction	14%	20%
Airports	47%	33%
Toll Roads & Car Parks	25%	28%
Services	15%	20%

The contribution made by Airports, Services and Cintra represents 86% of the operating result, compared with 14% from Construction activities.

In the first nine months, the contribution made by activities outside Spain to the operating result increased to 78%.

The geographical breakdown of the operating result is as follows:

	Sep-07	%	Sep-06	%	Chg. %
Spain	**331.1**	**22%**	**274.3**	**28%**	**20.7**
UK	828.8	55%	410.1	41%	102.1
USA & Canada	215.1	14%	165.5	17%	30.0
Poland	3.1	0%	2.2	0%	40.9
Chile	64.8	4%	63.3	6%	2.4
Rest of Europe	64.3	4%	70.2	7%	-8.4
Other countries	5.5	0%	5.4	1%	1.9
Total International	**1,181.6**	**78%**	**716.7**	**72%**	**64.9**
TOTAL	**1,512.7**	**100%**	**991.0**	**100.0%**	**52.6**

2.7. Financial Result

	Sep-07	Sep-06
Infrastructure Projects	-1,300.7	-663.2
Rest of Group	-118.4	-45.8
Financial Result	-113.8	-56.1
Other Financial Result	-4.6	10.3
Total	**-1,419.1**	**-709.0**

The increase in financial charges is a reflection of:

a) Infrastructure Projects

1. The incorporation of **BAA/ADI**, with financial charges of EUR829.4m.

2. **Toll motorway concessions**:

The incorporation of the debt service charges of the new concessions increased financial charges by EUR90.1m:

	Sep-07
ITR	37.9
Norte-Litoral	7.9
Ocaña-La Roda	15.8
Chilenian highways	28.5
Bosque	22.1
Talca-Chillan	6.4

Financial charges at the **407-ETR** increased by EUR23.7m, mainly due to the higher borrowing levels and the larger inflation component in RRBs.

The EUR10.1m increase in financial charges at **Ausol** was due to debt refinancing costs at the concession and higher interest rates on its floating-rate debt. The debt was refinanced in March 2007 and this reduced the spread over Euribor by 30 basis points. The new borrowing has a maturity of three years.

Increased borrowing by the **Maipo** (Santiago-Talca) concession company, which increased financial charges by EUR5.7m.

The strong appreciation of the euro against the Canadian dollar (+4.8%), the US dollar (+7.6%) and the Chilean peso (+7.4%) has an impact on the euro translation of the funding in these currencies and also on the related financial charges. In the first nine months of the year, this currency translation

ferrovial January - September 2007 results figures in EUR m

effect reduced financial charges by EUR16.6m.

A higher inflation component in the Chilean toll motorway debt denominated in UF increased financial charges by EUR24.1m.

b) Rest of the Group:

The heading "Financial result of the rest of the group" amounted to a negative EUR118.4m compared with a negative EUR45.8m in the same period last year, fundamentally as a reflection of Ferrovial's borrowing to finance its contribution to ADI's capital (the financial cost of the equity contribution to ADI amounted to EUR138.3m).

2.8 Equity method results

This figure fell from EUR22.0m in 9M06 to EUR13.5m in 9M07 as a reflection of the deconsolidation of Europistas and Sydney airport on disposal.

2.9. Other gains and losses

These amounted to EUR646.0m, which include: the capital gains on the **disposal of the stakes in Sydney and Budapest airports (for EUR474.8m and 172.6m respectively)**. In 2006, the equivalent figure was EUR31.7m, most of which was generated by the sale of Ferrovial's 5.39% stake in Europistas.

The **capital gain** generated by the disposal of **Budapest airport** (EUR172.6m) was as a result of exchange-rate movements. This sale generated a net non-recurrent profit of EUR106.3m.

This capital gain was derived from the difference between the fair value of BAA's investment in Budapest at the time that Ferrovial acquired the company, approximately EUR1,749m (the historic acquisition cost of GBP1,309m, adjusted for movements in the Hungarian florin/sterling exchange rate) and the final sale price (GBP1,309m, or EUR1,921m).

2.10. Taxation

The accounting tax charge generated a tax credit of EUR133.3m, compared with a negative figure of EUR98.8m vs last year. The 2007 figure is driven by the losses at Ferrovial Infraestructuras and Cintra and the impact of tax changes in the UK.

The lower **tax rate in the UK** (down from 30% to 28%) resulted in **non-recurrent revenues of EUR202.8m**, derived from the adjustment of the deferred taxes on BAA's balance sheet. These deferred taxes (EUR3,027m) were basically due to the differences between the accounting and fiscal values of BAA's assets as a result of the historic asset revaluations carried out by BAA, which had an accounting impact but not a fiscal impact, resulting in a deferred tax charge.

The corporation tax line includes 100% of the impact of the *amount attributable to* BAA's minority interests (EUR79.0), offset by the corresponding entry under the heading of minorities. The impact on Ferrovial's net profits was EUR123.8m (EUR202.8m-EUR79.0m).

ferrovial January - September 2007 results figures in EUR m

2.11. Net profit on discontinued operations

After the disposal of the Property division in December 2006 and in accordance with IFRS 5, this heading includes the net profits for the first nine months of 2006 (EUR87.3m).

2.12. Minority interest

This element turned positive in 9M07 due to the result corresponding to minority interest in:

1.- The disposal of Budapest airport (EUR66.3m); and

2.- The effect of the lower tax rate in the UK (EUR79.0m).

2.13. Net Profit

9M07 net profit surged to EUR808.8m, an increase of 142.6% compared with the first nine months of 2006.

Like-for-like growth, excluding changes in the consolidation perimeter and non-recurrent items, was 25.7%.

	Sep-07	Sep-06	Chg. %
Net result	**808.8**	**333.4**	**142.6**
Sydney's capital gain	474.8		
Budapest's capital gain	106.3		
BAA fiscal rate reduction	123.8		
Stock options provision	-23.4		
Bristol & Sydney		7.8	
Real estate		87.3	
Europista's capital gain		17.0	
BAA	-152.6	-22.6	n.s.
Toll roads perimeter var.	-38.2	-9.2	n.s.
Net result ex-perimeter and non recurrent	**318.2**	**253.1**	**25.7**

ferrovial   January - September 2007 results   figures in EUR m

3. ANALYSIS BY BUSINESS AREA

Construction

	Sep-07	Sep-06	Chg. %
Revenues	3,782.7	3,783.1	0.0
EBITDA	255.1	251.9	1.3
EBITDA Margin	6.7%	6.7%	
EBIT	207.4	194.8	6.5
EBIT Margin	5.5%	5.1%	
EBT	248.3	232.3	6.9
EBT Margin	6.6%	6.1%	
Backlog	8,804	7,769	13.3
Gross capital expenditure	28	38	-27.4

Turnover was in line with the same period in 2006, while gross operating profits improved by 1.3%.

Turnover on domestic construction was almost flat on the same period in 2006 (-0.3%) due to the finalisation of various projects in 2006.

International sales increased (by 1.0%), led by Budimex (+12.9%). Webber (-8.5%) was affected by euro/dollar exchange-rate movements and reduced activity due to adverse weather conditions. The other activities are still not sufficient to make up for the infrastructure projects completed in 2006 in Ireland, Chile and Portugal.

Gross operating profits were affected by the above-mentioned completion of various international projects, together with expenses generated by the start of activities in the UK.

a) Backlog:

	Sep-07	Sep-06	Chg(%)
Civil work	5,029.2	4,082.4	23.2
Residential work	1,453.9	1,383.5	5.1
Non Residential work	1,469.3	1,510.5	-2.7
Industrial	851.3	792.2	7.5
Total	8,803.7	7,768.7	13.3

b) Budimex:

	Sep-07	Sep-06	Chg(%)
Revenues	619.9	549.3	12.9
EBITDA	8.5	6.8	26.3
EBITDA Margin	1.4%	1.2%	
EBIT	4.3	3.7	15.6
EBIT Margin	0.7%	0.7%	
EBT	2.0	4.0	-49.1
EBT Margin	0.3%	0.7%	
Backlog	876	781	12.1

There were indications of a recovery in this business, with strong sales growth (+12.9%) and an improvement in the gross margin. **The order book amounts to EUR876m.**

In local currency terms, sales growth reached 9.3% and the order book was 6.4% larger than in the same period last year.

The Polish market reflected an improvement in contracts put out to tender, which in turn was due to a positive market trend driven by the European Cup football in Poland and Ukraine in 2012.

Budimex backlog performance


407
617
547
688
876
dec'03
dec'04
dec'05
dec'06
sept'07

ferrovial January - September 2007 results figures in EUR m

c) Webber:

	Sep-07	Sep-06	Chg. %
Revenues	226.7	247.8	-8.5
EBITDA	21.3	23.5	-9.6
EBITDA Margin	9.4%	9.5%	
EBIT	10.6	13.3	-20.7
EBIT Margin	4.7%	5.4%	
EBT	11.1	13.4	-16.9
EBT Margin	4.9%	5.4%	
Backlog	620	524	18.2

Dollar depreciation against the euro meant that the 9M07 performance (Revenues -1.3%) was even worse expressed in euros.

This slight slowdown in growth is a reflection of slower growth in project execution due to adverse weather conditions, **which have a very significant impact on the type of work which the company undertakes.**

The growth in the **backlog** is an indication of the future performance of the business, which is at **all-time highs** without, to date, including any of Cintra's projects. In local currency terms, the order book has increased by 25,9%.


Webber backlog performance
620
504
453
dec'05
dec'06
sept'07

d) Construction Ex-Budimex and Webber:

	Sep-07	Sep-06	Chg(%)
Revenues	2,936.1	2,986.1	-1.7
EBITDA	225.3	221.6	1.7
EBITDA Margin	7.7%	7.4%	
EBIT	192.5	177.7	8.3
EBIT Margin	6.6%	6.0%	
EBT	235.1	214.9	9.4
EBT Margin	8.0%	7.2%	
Backlog	7,308	6,463	13.1

Sales reflect the combination of the domestic performance (-0.3%) and the slump in international business (-18.4%).

The slump in international business (down EUR67m) is related to the completion of work in progress in Chile and Portugal which has not yet been offset by new concession at Cintra in the US and Greece.

New contracts awarded are reflected in the **growth in the order book** and mainly in international activity, which increased from EUR786m to EUR1,496m (+90.4%).

Growth slowed in the domestic market due to comparison with the fast pace of execution in 2006, which was a function of works being accelerated to enable the opening of various sections of roads and motorways to be opened ahead of schedule.

ferrovial January - September 2007 results figures in EUR m

Airports

a) BAA

BAA was consolidated as part of the Ferrovial group on 1 July 2006.

Profit and Loss Account

January- September	ADI/BAA	Price adjustments	Equity FER	Total
Revenues	2,933.6			2,933.6
EBITDA	1,262.6			1,262.6
%/Revenues	43.0%			43.0%
EBIT	820.8	-98.6		722.2
%/Revenues	28.0%			24.6%
Financial result	-829.4		-138.3	-967.7
Equity results	8.7			8.7
Other Income	172.9			172.9
Net result before taxes	172.9	-98.6	-138.3	-63.9
Taxes	-177.7	-29.6	-45.0	-252.2
Minority interest	137.7	-26.9		110.8
Net result	213.0	-42.1	-93.4	77.5

The contribution from ADI (Airport Development Limited, the company which holds BAA's shares) to Ferrovial's net profits was EUR213.0m, a figure which includes the financial cost of the acquisition debt and the provision (EUR31.4m) related to the financial instruments related to the stock option schemes.

The consolidation of ADI's accounts also reflects:

- The impact of amortisation arising on the process of assigning the difference between the price paid and the theoretical accounting value of the company (PPA), as part of this difference has been assigned to amortisable assets. The negative impact of this higher figure for amortisation on net profits amounts to EUR42.1m.

- The financial charges incurred by Ferrovial Infraestructuras in financing its capital contribution to the acquisition of BAA. The negative impact of this at the net profit level amounted to EUR93.4m.

- The sale of the stake in Budapest airport generated a non-recurrent gain of EUR106.3m and the cut in the tax rate from 30% to 28% generated a non-recurrent impact on net profits of EUR123.8m.

- Taking all these factors into account, **the overall impact of the consolidation of BAA/ADI on net profits amounted to EUR77.5m.**

- Excluding the non-recurrent elements, net profits at BAA/ADI would have been EUR-152.6m.

Traffic growth

In the first nine months of 2007, the number of passengers in the UK reached 119.4 million, an increase of 1.4% over the same period last year.

The breakdown of sales and GOP is shown below:

Million euros

January-September	Revenues	EBITDA
Heathrow	1,510.7	701.9
Gatwick	466.1	180.7
Stansted	270.9	139.0
Scotland	239.4	116.9
Southampton	26.8	10.8
United Kingdom	**2,513.9**	**1,149.3**
Naples	44.7	15.2
Budapest	96.6	26.6
Total Airports	**2,655.2**	**1,191.1**
WDF	451.4	39.2
Others & Adjustments	-173.0	32.3
Total BAA	**2,933.6**	**1,262.6**

Seasonality of sales and operating margin

The performance of BAA's principal magnitudes has improved over the year, with the first quarter being the weakest in terms of traffic.

	Q4 06	Q1 07	Q2 07	Q3 07
Revenues	940.4	845.1	1,014.3	1,074.2
EBITDA	353.3	313.3	454.4	494.9
EBITDA Margin	37.6%	37.1%	44.8%	46.1%

ferrovial January - September 2007 results figures in EUR m

Sale of the stake in Budapest airport

On 9 May, BAA reached an agreement to sell its stake in Budapest airport for GBP1,309m. This stake had been acquired in December 2005 at the same price (GBP1,309m, of which GBP1,255m in cash plus GBP54m of debt).

Payment will include GBP1,020m in cash which will be used to retire debt, in accordance with the terms and conditions of ADI's funding. The remaining GBP289m will be paid in the form of notes maturing in June 2011.

b) Other airports

Other airports	Sep-07	Sep-06	Chg (%)
Revenues	23.6	54.5	-56.8
EBITDA	6.3	24.8	-74.7
EBITDA Margin	26.6%	45.5%	
EBIT	3.0	18.1	-83.2
EBIT Margin	12.9%	33.2%	

The fall in sales and EBITDA reflects the sale of Bristol airport in November 2006.

Fer. Infra & Adjustments	Sep-07	Sep-06	Chg (%)
Revenues	5.6	-7.2	178.0
EBITDA	-10.5	-8.4	-24.7

Disposal of stake in Sydney airport

On 29 March 2006, Ferrovial Infraestructuras signed an agreement with Macquarie Airports (MAp) by which the two parties wrote put and call options on the stake that Ferrovial Aeropuertos, S.A. held in Sydney airport.

MAp exercised its call option on the 20.9% stake in Sydney airport at a cost of AUSD1,009m (around EUR607m), net of distributions made since 29 March 2006, such that the amount paid to Ferrovial amounted to AUSD919m (EUR546m). The capital gain on the transaction amounted to EUR474.8m.

Toll motorways and car parks

	Sep-07	Sep-06	Chg (%)
Revenues	766.2	639.9	19.7
EBITDA	520.5	430.8	20.8
EBITDA Margin	67.9%	67.3%	
EBIT	380.5	279.5	36.1
EBIT Margin	49.7%	43.7%	

a) Toll motorways

Trafic	Sep-07	Sep-06	Chg. (%)
407 ETR ('000 VKT)	1,673,314	1,580,145	5.9%
Chicago Skyway	50,197	50,688	-1.0%
Indiana Toll Road (1)	31,966		
Ausol I	22,136	21,350	3.7%
Ausol II	21,795	20,002	9.0%
Autema	23,346	21,023	11.0%
Radial 4	11,816	9,075	30.2%
Ocaña-La Roda	5,051		
M-45	80,945	85,627	-5.5%
Santiago-Talca	68,619	64,800	5.9%
Talca-Chillán	43,486	39,575	9.9%
Chillán-Collipulli	25,769	24,195	6.5%
Collipulli-Temuco	29,291	27,444	6.7%
Temuco-Río Bueno	19,406	18,274	6.2%
N4-N6	24,382	20,827	17.1%
Euroscut Algarve	21,138	20,068	5.3%
Euroscut Norte Litoral	30,891	30,065	2.7%

Revenue (million euro)	Sep-07	Sep-06	Chg. %
407 ETR	259.0	239.8	8.0%
Chicago Skyway (1)	30.3	33.9	-10.7%
Indiana Toll Road (2)	42.1	16.2	n.s.
Ausol	53.6	49.9	7.5%
Autema	32.3	29.3	10.2%
Radial 4	18.8	13.7	37.4%
Ocaña-La Roda	14.3	3.8	n.s.
M-45	9.8	9.3	5.2%
Chilean highways	126.4	92.0	37.4%
N4-N6	17.4	11.5	51.2%
Euroscut Algarve	26.9	25.9	4.1%
Euroscut Norte Litoral	26.6	3.8	n.s.

EBITDA (million euro)	Sep-07	Sep-06	Chg. %
407 ETR	204.8	190.6	7.5%
Chicago Skyway (1)	23.8	27.3	-12.8%
Indiana Toll Road (2)	30.8	8.7	n.s.
Ausol	45.5	40.6	12.1%
Autema	25.3	22.5	12.3%
Radial 4	10.5	5.3	96.1%
Ocaña-La Roda	6.7	2.6	n.s.
M-45	9.2	8.7	6.6%
Chilean highways	87.7	61.5	42.4%
N4-N6	12.3	7.3	67.5%
Euroscut Algarve	24.1	22.6	6.5%
Euroscut Norte Litoral	21.8	0.1	n.s.

(EBITDA Margin/Revenue)	Sep-07	Sep-06	Chg. (%)
407 ETR	79.1%	79.5%	-0.4%
Chicago Skyway (1)	78.6%	80.5%	-1.9%
Indiana Toll Road (2)	73.1%	54.0%	n.s.
Ausol	84.9%	81.4%	3.5%
Autema	78.3%	76.9%	1.4%
Radial 4	55.7%	39.0%	16.7%
Ocaña-La Roda	47.2%	69.6%	n.s.
M-45	94.3%	93.0%	1.3%
Chilean highways	69.3%	66.9%	2.4%
N4-N6	70.8%	63.9%	6.9%
Euroscut Algarve	89.5%	87.5%	2.0%
Euroscut Norte Litoral	82.0%	2.5%	79.5%

1. Consolidated since July 1st 2006

The strong growth in *Toll Motorways* is explained by the following factors:

1. The incorporation within the **consolidation perimeter** of the following toll motorways: ITR, Ocaña-La Roda, the Chilean del Bosque and Talca-Chillán and the Norte-Litoral in Portugal. The net contribution to sales reached EUR93.4m.

	Sep-07
ITR	**26.0**
Norte-Litoral	**22.8**
Ocaña-La Roda	**10.4**
Chilean highways	**34.1**
Bosque	20.6
Talca-Chillan	13.5

2. **Strong appreciation** of the euro against the Canadian dollar (+4.8%), the US dollar (+7.6%) and the Chilean peso (+7.4%) had a negative impact on all the concessions operating in currencies other than the euro:

Revenues	Chg (%) Local currency	Chg (%) Euros
ETR-407	13.5%	8.0%
Chicago Skyway	-3.3%	-10.7%
Chilean highways	48.4%	37.4%

3. **Strong growth in operating magnitudes.**

Traffic growth at the most important toll motorways was as follows:

407-ETR: the total length of the motorway increased by 5.9%, reflecting the opening of new lanes built in the last two years which added **100 new kilometres of new lanes** in the central segments of the motorway. Traffic also benefited from the road improvement works on highway 401.

On 5 October, the motorway recorded a new all-time high in terms of daily traffic, with a total of 445,822 movements.

Chicago Skyway: traffic was affected both by construction works on the Dan Ryan Expressway, and by the completion of works on highway 294 between the Bishop's Ford and Kingery intersections, which are used as an alternative route by heavy traffic. The impact was worse for

ferrovial January - September 2007 results figures in EUR m

heavy traffic than for light vehicles. In addition, traffic figures reflect the impact of the adverse weather conditions during the first quarter.

Indiana Toll Road: traffic was affected by roadworks on the connecting routes and by partial loan closures on the open toll section in preparation for works to widen the motorway between kilometres 28.8 and 33.6, adding one lane in each direction.

Ausol: traffic on this motorway, particularly on Ausol II, benefited from the construction work in the port of Algeciras, which increased HGV traffic. The September completion of the majority of these works will result in more normal traffic levels in the next few months.

R-4: the strong traffic growth includes traffic generated by the opening of the Madrid-Levante motorway, which it connects to.

On 26 June, the motorway increased tolls by an additional 5% after opening a 7-km section of the M-50 to traffic.

M-45: traffic performance was affected by both the opening of the section of the M-50 which links the A-3 and the A-2 freeways at the end of June, and by the completion of tunnel work on the M-30 in May. In any case, traffic is above the threshold which entitles the concession to the maximum annual contribution from the Community of Madrid.

Eurolink: strong traffic performance reflects the effect of the introduction of a new **electronic payment system** (a transponder) which is compatible with the other toll motorways.

Car parks:

	Sep-07	Sep-06	Chg (%)
Revenues	105.7	97.7	8.1
EBITDA	37.2	35.0	6.4
EBITDA Margin	35.2%	35.8%	
EBIT	24.8	22.0	13.1
EBIT Margin	23.5%	22.5%	
Car park spaces	257,637	251,268	2.5

The growth in earnings (+8.1%) is basically explained by **the increase in the number of car parking spaces (+6.369)**.

Over the course of the year, Cintra Aparcamientos has won various new contracts, including management of the car parks at Tenerife Norte and Lanzarote airports (in the Canary Islands), and the concession for a on street car park in Estella (Navarre). Cintra has also renewed and expanded its contract to manage on-street parking in Pamplona, Baracaldo (Biscay) and Vigo.

ferrovial January - September 2007 results figures in EUR m

Services

	Sep-07	Sep-06	Chg.(%)
Revenues	3,404.1	3,117.6	9.2
EBITDA	341.6	299.8	14.0
EBITDA Margin	10.0%	9.6%	
EBIT	227.7	193.7	17.6
EBIT Margin	6.7%	6.2%	
EBT	192.9	164.3	17.4
EBT Margin	5.7%	5.3%	
Backlog	9,531	7,612	25.2
Capital expenditure	169	141	20.1

Sales growth reached 9.2%, driven by a strong performance in all business areas.

EBITDA growth of 14.0% was also driven by all business areas.

a) Amey:

	Sep-07	Sep-06	Chg. (%)
Revenues	1,450.8	1,369.7	5.9
EBITDA	152.7	131.4	16.2
EBITDA Margin	10.5%	9.6%	
EBIT	110.0	94.7	16.2
EBIT Margin	7.6%	6.9%	
EBT	106.0	88.2	20.2
EBT Margin	7.3%	6.4%	
Backlog (*)	5,121	4,104	24.8

(*) Not including Tubelines' backlog (€13.796 m)

Tubelines	Sep-07	Sep-06	Chg. %
Revenues	590.4	584.8	1.0
EBITDA	70.7	62.0	14.0
EBITDA Margin	12.0%	10.6%	

Tubelines posted a slight increase in turnover, driven by a favourable exchange-rate environment.

Profitability improved thanks to a number of small-scale costs in 2006 not arising in 2007. These cost reductions will allow the concession to improve efficiency, which is one of the ratios linked to future earnings.

According to the concession's business plan, investments will be lower in the next few years and maintenance activities will increase. This will result in a progressive reduction in turnover and results in the coming years. This lower accounting contribution will be offset in cash terms by higher dividend distribution.

AMEY (EX-TUBELINES)	Sep-07	Sep-06	Chg. %
Revenues	860.4	784.9	9.6
EBITDA	82.0	69.4	18.2
EBITDA Margin	9.5%	8.8%	

Amey's other activities posted sales growth of 9.6% and **an 18.2% improvement in EBITDA.**

Turnover growth was driven by increased levels of activity and the incorporation of new AIS (infrastructure) contracts, which offset the reduced activity of ABS (facility management). At ABS, Amey has restructured its portfolio, cancelling or not renewing contracts which although contributing to sales volume, were either loss-making or yielding poor returns. This policy reduced turnover by an estimated EUR28m (2% of Amey's total sales in the period).

The positive growth in EBITDA (+18.2%) was driven by increased activity at AIS and by the receipt of performance fees from various projects.

ferrovial January - September 2007 results figures in EUR m

b) Swissport

	Sep-07	Sep-06	Chg. (%)
Revenues	864.7	805.4	7.4
EBITDA	44.2	43.0	2.8
EBITDA Margin	5.1%	5.3%	
EBIT	21.1	21.0	0.4
EBIT Margin	2.4%	2.6%	
EBT	13.4	10.8	23.6
EBT Margin	1.5%	1.3%	

Sales growth in euros was restricted by the euro-Swiss franc exchange rate. Excluding the exchange-rate impact, sales growth would have been 12.0% and EBITDA growth would have been 7.4%.

Swissport's results are highly seasonal:

	Q406	Q107	Q207	Q307
Revenues	281.9	274.0	285.2	305.5
EBITDA	15.5	10.2	11.3	22.7
EBITDA Margin	5.5%	3.7%	4.0%	7.4%

In the second half of the year, Swissport's EBITDA is much higher than in the first half, while sales are more evenly distributed. As a result, the margin is much higher in the two last quarters of the year.

Turnover increased in the main lines of activity *Ground handling*: note the introduction of activities in Spain, the new contracts won in the UK and the integration of the operations of the company's acquisitions in Japan and Korea.

The contraction in the operating margin was as a result of start-up costs, lower de-icing revenues, restructuring costs linked to the programme to reduce overheads and higher corporate taxes.

c) Services Ex Amey and Swissport

	Sep-07	Sep-06	Chg. (%)
Revenues	1,088.6	942.4	15.5
EBITDA	144.7	125.3	15.4
EBITDA Margin	13.3%	13.3%	
EBIT	96.7	78.0	24.0
EBIT Margin	8.9%	8.3%	
EBT	73.6	65.3	12.6
EBT Margin	6.8%	6.9%	
Backlog	4,410	3,508	25.7

Growth in the first nine months of 2007 in terms of sales (+15.5%) and EBITDA (+15.4%) **was organic**, driven by the strong growth in all lines of business.

Backlog performance

The continuing sales drive is reflected in the **growth in the order book** (+105.1%) compared with year-end 2004.

Million euro

2004	2005	2006	Q3 07
2,150	2,950	3,660	4,410

ferrovial January - September 2007 results figures in EUR m

4. CONSOLIDATED BALANCE SHEET AT 30-09-07 AND OTHER FINANCIAL MAGNITUDES

	Sep-07	Dec-06
FIXED AND OTHER NONCURRENT ASSETS	**42,689.7**	**43,090.2**
Intangibles assets	163.0	179.4
Infrastructure proyect assets	31,654.6	30,869.6
Property, plant & equipment	777.7	753.6
Consolidation Goodwill	7,719.3	9,275.0
Equity method	92.8	82.0
Financial assets	2,282.3	1,930.6
Receivable from infrastructure proyects	1,336.1	1,154.5
Financial assets classiffied for sale	109.1	181.0
Other financial assets	837.1	595.1
FINANCIAL DERIVATES AT FAIR VALUE	**313.5**	**203.6**
ASSETS CLASIFFIED AS FOR SALES & DISCONTINUED ACTIVITIES	**1,225.9**	**2,264.3**
DEFERRED TAXES	**950.3**	**1,156.0**
CURRENT ASSETS	**8,880.8**	**8,266.0**
Inventories	506.9	383.4
Trade and other receivables	4,821.2	5,483.2
Cash and cash equivalents	3,552.8	2,399.3
Infrastructure project companies	2,179.2	972.6
Other companies	1,373.5	1,426.8
TOTAL ASSETS	**54,060.3**	**54,980.0**
EQUITY	**7,195.1**	**6,662.1**
CAPITAL & RESERVES ATTRIBUTABLES TO THE COMPANIE´S	4,040.3	3,504.2
MINORITY INTERESTS	3,154.8	3,157.9
DEFERRED INCOME	**310.3**	**304.1**
PROVISIONS FOR LIABILITIES AND CHARGES	**721.3**	**963.1**
NON-CURRENT LIABILITIES	**33,459.2**	**32,907.9**
Borrowings	33,182.9	32,707.6
Bonds & borrowings of infrastructure projects	30,119.3	28,932.7
Bank borrowings, other companies	3,063.6	3,774.9
Other borrowings	276.3	200.3
DERIVATIVE FINANCIAL INSTRUMENTS AT FAIR VALUE	**439.5**	**475.0**
LIABILITIES CLASIFFIED AS HELD FOR SALE & DISCONTINUED OP.	**393.5**	**185.5**
DEFERRED TAX LIABILITIES	**3,538.3**	**3,660.8**
CURRENT LIABILITIES	**8,003.1**	**9,821.5**
Borrowings	1,722.2	2,838.4
Bonds & borrowings of infrastructure projects	1,425.7	2,122.5
Bank borrowings, other companies	296.5	715.8
Other borrowings		0.1
Trade & other payables	5,908.6	6,558.3
Trade provisions	372.3	424.8
TOTAL LIABILITIES & EQUITY	**54,060.3**	**54,980.0**

ferrovial January - September 2007 results figures in EUR m

4.1 Net cash position at 30-09-07

	sep-07
Construction	1,519.8
Servicies	-1,304.6
Corporate-Others	-235.4
Grup Net debt ex-infrastructures (a)	***-20.2***
Ferrovial Infraestructuras	-2,180.3
Cintra S.A.	214.0
PNT Infrastructures holdings (b)	**-1,966.3**
PNT ex-infrastructures proyects c = (a+b)	**-1,986.5**
BAA	-18,842.8
Other airports	-31.1
Highways	-8,540.8
Tubelines & Other Amey's concessions	-1,691.5
PNT infrastructure proyects (d)	***-29,106.2***
Total net debt (c+d)	***-31,092.8***

4.2. Gross investments

Sep-07	Total
Construction	27.8
Airports	0.0
Toll Roads & Car Parks	82.7
Servicies	169.3
Other	1.7
Total	**281.5**

The main investments during the period were made within the Services division, principally the investment in the company called Madrid Calle 30, and in Cintra, for investment in the following motorways: the SH-130 in Texas, in the R-4 and the M-203 in Spain and in the Eurolink in Ireland.

ferrovial January - September 2007 results figures in EUR m

KEY EVENTS

- ✓ **Disposal of 100% of the capital of Ferrovial Inmobiliaria to Promociones Habitat: Approval of the Spanish antitrust authorities (20 February)**

According to the terms agreed, the price was EUR1,600m of which EUR160m had previously been distributed by the company in the form of dividends, EUR40m were received by way of a deposit on 28 December and EUR1,150 have been paid to date. The remaining EUR250m remains as a debt, subordinated to Habitat's bank debt.

Ferrovial, through one of its subsidiaries, is committed to taking a 20% stake in Habitat wth an investment of EUR125m through a future rights issue.

There are put and call options in two tranches on Ferrovial's stake in Habitat:

The first tranche corresponds to 10% of the shares and the second tranche to the remaining 10%.

MAp exercises its call option on Ferrovial's stake in Sydney airport (27 February)

On 29 March, Ferrovial Infraestructuras signed an agreement with Macquarie Airports (MAp) by virtue of which both parties conceded conditional call and put options (the "options") on the stakes which Ferrovial Aeropuertos, S.A. - 100%-owned by Ferrovial Infraestructuras – owned in the companies which held the rights over Sydney airport.

MAp has exercised its call option on the stake held by Ferrovial Aeropuertos in the company which owned the rights to Sydney airport (20.9%), at an agreed price of AUSD1,009m (around EUR607m), less the distributions made since 29 March 2006. The amount receivable by Ferrovial Aeropuertos thus amounts to AUSD919m (approximately EUR552m).

- ✓ **Annual General Meeting (30 March)**

The Ferrovial group held it's shareholder's annual general meeting on 30 March, to approve the 2006 accounts and the distribution of EUR1.00 on account for 2006, which implied a supplementary dividend payment of EUR 0.66 on 16 May 2007.

- ✓ **Disposal of Budapest airport for GBP1,309m (9 May)**

BAA reached an agreement to sell its stake in Budapest airport to Airport Holding Kft, a consortium led by Hochtief AirPort GmbH, for GBP1,309m. BAA acquired Budapest airport in December 2005 for BDP1,309m(*) (EUR1,924m); this deal was finalised after ADI's acquisition of BAA in 2006 and the decision of the new owners to focus on the seven airports which BAA owned in the UK.
The gross assets of Budapest airport which are included in the transaction were valued at GBP1,460m at end-December 2006, and the airport made operating profits of GBP33.6m in that financial year. The price paid of GBP1,309m comprises GBP1,020m in cash which will be used to retire debt, in accordance with ADI's financing terms. The remaining GBP289m will be paid in the form of loan notes maturing in June 2011. At the time of the disposal, approximately 77% of the notes will be sold at their nominal value or very close to it. BAA will keep the remaining notes and will sell them at a later date.
(*) *Enterprise value: GBP1,255m in cash plus GBP54m of debt.*

- ✓ **BAA responds to the UK Competition Commission's Issues Statement with a press release (9 August)**

The statement released by BAA plc, a subsidiary of Ferrovial Infraestructuras, which is in turn a subsidiary of the Ferrovial group, was in response to the publication by the UK authorities of an Issues Statement in the context of its market research into the services offered by BAA in the UK.

- ✓ **ADI and BAA respond to the recommendations made by the CC to the CAA and write to the current bondholders (3 October)**

Airport Development and Investment Limited (ADI) and BAA, subsidiaries of both Ferrovial Infraestructuras and the Ferrovial group, published a letter written to the BAA bondholders concerning its debt refinancing proposals. This was in the light of the British Competition Commission's recommendation to the UK airport authority regarding tariff reviews.

- ✓ **ADI and BAA clarify their debt refinancing proposals (8 October)**

In the context of the events of 3 October, BAA and ADI issued a joint press release clarifying some aspects of its debt refinancing plans as a result of the proposals made by the UK Competition Commission.

ferrovial January - September 2007 results figures in EUR m

Principal infrastructure contract awards

✓ **Provisional award (5 February) and concession contract signed (1 June) for the Central Greece Toll motorway –the E65-, in Greece.**

The consortium including Cintra (with 33.34%) which was selected as "Provisional Contractor" on 5 February signed the concession contract for the construction and management of the Central Greece Toll Road (the E65). The concession has a life of 30 years, and the toll motorway is 231 km long. Cintra, in consortium with two other companies, each with 33.33%, will propose the appointment of the managing director of the concession company.

The toll motorway, which runs from north east to south east across the centre of Greece, connects the PATHE toll motorway (Patras-Athens-Thessalonika) and the Egnatia region and is divided into two sections. The first, 174km in length, will be construction by the concession company and the second section, of 57km, will be built by the government and later transferred to the concession company.

The construction work is estimated to take 66 months and could start towards the end of 2009, once the sections built by the administration have been transferred. Tariffs will be revised annually in line with inflation.

The investment amounts to EUR1,580.4m, which will be financed as follows:

- Subsidies of EUR500m;
- Non-recourse bank loans to the partners of EUR948.7m for a term of 26 years;
- Subordinated debt of EUR66.7m;
- The remaining capital (EUR65m) will be put up by the partners pro rata to their stakes in the consortium.

✓ **Concession contract signed for the M-3 toll road in Ireland (7 March)**

The Eurolink consortium, headed by Cintra (with 95%), has signed the concession contract for the construction and management of the M-3 toll motorway in Ireland.

The toll motorway is 50km long and runs from Clonee to the north of Kells to the northeast of Dublin, and the concession has a life of 45 years.

The total investment is expected to amount to EUR575m and will be financed as follows:

- A EUR266m non-recourse bank loan for a term of 19 years;
- Government funding during the construction phase of EUR246m;
- The remaining capital will be put up by the partners pro rata to their stakes in the consortium.

✓ **Formalisation of the concession contract for the construction and operation of segments five and six of the SH-130 toll road in Texas (USA) (26 March)**

The consortium led by Cintra (with 65%) and the State of Texas (USA), with the conditions precedent all satisfied, proceeded to the formal signature of the concession contract for the design, construction and operation of segments five and six of the SH-130 toll road.

✓ **Selection as preferred bidder (28 February) and decision of the Transport Commission (28 June) to award the NTTA a preferential right to negotiate the concession contract for the SH-121 toll road in Texas (USA).**

On 28 February, the consortium led by Cintra (with 85%) was selected as preferred bidder for the contract for the construction and operation of the SH-121 toll road in Texas.

Subsequently, on 28 June, the Transport Commission of the State of Texas (CTET) decided on a majority vote to award the North Texas Tollway Administration (NTTA) a preferential right to negotiate and award the contract for the design, construction and operation of the SH-121 toll road.

The CTET announced that the NTTA's offer has to comply with the requirements of the competition and is giving it the preferential right to sign the concession agreement within a maximum period of 60 days, as long as its offer is presented in terms of a formal commitment to the terms of the competition. Similarly, the payments proposed in NTTA's offer should be made within a maximum period of 45 days from the date of signature of the contract.

The decision does not, for the time being, annul the competition in which the consortium led by Cintra was declared "Apparent Best Value Proposer", which implies that if the NTTA is not able to adjust its offer to the terms of the formal commitment demanded by the competition at the outset, to sign the contract and make the payments within the required periods, negotiations with Cintra will be resumed.

ferrovial January - September 2007 results figures in EUR m

PRINCIPAL CONTRACT AWARDS DURING THE QUARTER

Construction

- ✓ Construction of a five-star apartment hotel in Corralejo, La Oliva – Fuerteventura.
- ✓ Corporate building in Bonaire en Aldaia, Valencia.
- ✓ Construction work on the interchange between the Baix Llobregat freeway and the AP-7 motorway at Castellbisbal, Barcelona.
- ✓ Works related to wharf AZ-3 backing onto the dry dock at Zierbena, Vizkaia.
- ✓ Construction of reservoir at El Bato, region IV, Coquimbo, Chile.
- ✓ Urbanisation project in sector U.X.P. 2.04 Los Berrocales; collection roads, service roads, various structures and links to the M-45, Madrid.
- ✓ Road widening and improvement works for 2x3 lanes of the Codeixa/Coimbra Sur and Coimbra Sur/Norte subsections of the A1-Autopista del Norte.
- ✓ Construction of an office building for Coca-Cola in Ribera del Loira street in Madrid.
- ✓ Pipework from the Torre de Abraham dam to the Gasset reservoir for water supplies to Ciudad Real and the surrouding area.
- ✓ Construction of 236 housing units with garage spaces and storage space in the southern extension of Alcorcón, Madrid.
- ✓ Construction of 167 terraced single family units and external work in Aldeamayor de San Martín, Valladolid.
- ✓ Lecture hall and teaching laboratories on the Fuenlabrada Campus at Universidad Rey Juan Carlos, Madrid.
- ✓ Construction of 233 homes and expansion of the railway ring road at Miranda de Ebro, Burgos.
- ✓ Construction of a building for the central support services for research and corporate development on the Cantoblanco campus at the Universidad Autónoma de Madrid.
- ✓ Construction of a building with 116 housing units and garage spaces in Colmenar Viejo, Madrid.
- ✓ Underground car park and premises, hospitals in Pamplona, Navarra.
- ✓ Construction of a building for hotel use with garage parking in the La Estación de Griñón industrial estate, Madrid.
- ✓ Integral waste water treatment at Almendralejo, Badajoz.
- ✓ Construction of a block of 270 homes, commercial premises and garages in Badajoz.
- ✓ Construction of 131 homes, commercial premises, garages and storage areas in La Tejera en Aranda de Duero, Burgos.
- ✓ Building for use as 118 homes, commercial premises, garages and storage areas at Ensanche de Barajas, Madrid.
- ✓ Construction of 126 homes, commercial premises, garages and storage areas at Arroyo de la Encomienda, Valladolid.
- ✓ Construction of 91 homes, garage, storage and interior urbanisation at Playa de San Juan Norte, Alicante.
- ✓ Construction of 34 semi-detached single family units with gardins in Segur de Calafell, Barcelona.
- ✓ Construction of Module 2 for scientific research support and Module 5 Biosanitary at the Ciudad Tecnológica de Vigo, Pontevedra.
- ✓ 66 homes, garages and premises in the city of Ceuta.
- ✓ Urbanisation works in Los Berrocales, on the A-3 service road between the Gran Vía Urbana and the M-50, Madrid.
- ✓ Site preparation works at 147 Velázquez street, Madrid.

Infrastructure

- ✓ Public underground parking services for vehicles in the Pamplona hospital zone.
- ✓ Public parking concession for Plaza de la Villa de Noja, Cantabria.
- ✓ Municipal vehicle removal services with crane on public roads in Cuenca.
- ✓ On-street public parking services in Yecla, Murcia.
- ✓ Prorogation of on-street parking services until 2010 in Algemesi, Valencia.
- ✓ Prorogation of parking services in Burriana, Castellon.
- ✓ Expansion of on-street parking services in various streets in Zafra, Badajoz.
- ✓ Rental and maintenance of parking ticket machines in the port at Palma de Mallorca.
- ✓ Parking services at the Parque Natural del Lago de Sanabria and the surrounding area.

Services

- ✓ Expansion of contract with the Asociación de Municipios de Planalto Beirao, in Portugal.
- ✓ Solid urban waste collection and cleansing of public spaces and beaches in Jávea, Alicante.
- ✓ Services to education centres in Castilla-La Mancha, Albacete, Ciudad Real and Toledo.
- ✓ Cleaning services for the Hospital Universitario La Paz in Madrid.
- ✓ Full maintenance and cleaning services for the Guggenheim Museum in Bilbao.
- ✓ Public urban cleansing services for the Ayuntamiento Estella-Lizarra, Navarra.
- ✓ Technical assistence for services to conservation operations on roads in Malaga.
- ✓ Execution of conservation and road management services on the CN-301 and CN-400 in the province of Toledo.
- ✓ Public solid waste collection in Casarrubuelos, Madrid.
- ✓ Maintenance services in the Altadis factory in Logroño.
- ✓ Courtesy telephone services for users of employment office in Galicia.
- ✓ Cleansing, vermin control, disinfection and internal waste management services for the health district of Jaén Norte.
- ✓ Maintenance of installations in various centres owned by the Department of the Interior of the Basque government.
- ✓ Cleansing, vermin control, disinfection and gardening services for the medical center "Dr. Quesada Sanz" in Murcia.

ferrovial January - September 2007 results figures in EUR m

Investor Relations Department

Address:	Príncipe de Vergara 135 28002 Madrid
Telephone:	+34 91 586 28 26 +34 91 586 27 60 +34 91 586 27 81
Fax:	+ 34 91 586 26 89
e-mail:	ir@ferrovial.es
web:	**http://www.ferrovial.com**

END